Exhibit 2.1

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this "Agreement"), dated as of June 30, 2011, is entered into between APRICUS BIOSCIENCES, INC, a Nevada corporation with its principal address at 6330 Nancy Ridge Drive, Suite 103, San Diego, CA 92121 ("Seller") and SAMM SOLUTIONS, INC. DBA BIOTOX SCIENCES, a California corporation with its principal place of business at P.O. Box 910418, San Diego, CA 92191 ("Buyer").

RECITALS

WHEREAS, Seller owns all of the issued and outstanding shares of common stock, par value $.01 per share (the "Shares”), of Bio-Quant, Inc., a Utah corporation (the "Company") engaged in the contract research organization (“CRO”) business only; and

WHEREAS, Seller wishes to sell to Buyer, and Buyer wishes to purchase from Seller, the Shares, subject to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
Definitions

The following terms have the meanings specified or referred to in this Article I:

"Affiliate" of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Business Day" means any day except Saturday, Sunday or any other day on which commercial banks located in San Diego, California are authorized or required by Law to be closed for business.

 “Buyer’s Disclosure Schedule” has the meaning described in Article IV.

"CERCLA" means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.

"Confidentiality Agreement" means the Confidentiality Agreement, dated as of January 3, 2011, between Buyer and Seller.

“Code” means the Internal Revenue Code of 1986, as amended.

"Data Room" means the electronic documentation site established by Seller containing the disclosure documents relating to the Company.

""Employees" means those Persons employed by the Company immediately prior to the Closing.

"Encumbrance" means any lien, pledge, mortgage, deed of trust, security interest, charge, claim, easement, encroachment or other similar encumbrance.

"Environmental Claim" means any action, suit, claim, investigation or other legal proceeding by any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

"Environmental Law" means any applicable Law, and any Governmental Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term "Environmental Law" includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

"Environmental Notice" means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

"Environmental Permit" means any Permit, letter, clearance, consent, waiver, closure, exemption, decision or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

"GAAP" means United States generally accepted accounting principles in effect from time to time, applied on a consistent basis. The requirement that such principles be applied on a “consistent basis” means that the accounting principles observed in the current period are comparable in all respects to those applied in the preceding periods, except as change is permitted or required under or pursuant to such accounting principles.

"Governmental Authority" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

"Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Gross Revenue” means the aggregate GAAP revenue received by Buyer from all of its business operations on a consolidated basis, including but not limited to revenue attributed to the Company and to any Buyer Affiliate, subsidiary, joint venture or other entity into which Buyer has transferred any of the Company’s assets or business; provided, however, that Gross Revenue shall not include any aggregate GAAP revenue received by Buyer or any Buyer Affiliate only from (a) Mr. Abunadi’s personal real estate business and (b) any non-CRO business or any other business in which the Company’s assets, services or personnel are not being utilized.

"Hazardous Materials" means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

"Knowledge of Seller or Seller's Knowledge" or any other similar knowledge qualification, means the actual knowledge, after reasonable investigation, of Bassam Damaj, the CEO of the Company, Edward Cox, the Vice President, Corporate Development of the Seller, Steven Martin the Senior Vice President, Chief Financial Officer of the Seller and Randy Berholtz, Executive Vice President, General Counsel and Secretary of the Seller.

"Law" means any applicable foreign, federal, state or local statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, write, judgment, decree, injunction, notice, decision, demand letter or other requirement or rule of law of any Governmental Authority.

"Losses" means actual out-of-pocket losses, damages, liabilities, costs or expenses, including reasonable attorneys' fees.

"Material Adverse Effect" means any event, occurrence, fact, condition or change that would be, or is materially adverse to (a) the business, results of operations, financial condition or assets of the Company, or (b) the ability of Seller to consummate the transactions contemplated hereby, or (c) has an effect in excess of $75,000; provided, however, that "Material Adverse Effect" shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) any changes, conditions or effects in the United States or foreign economies or securities or financial markets in general; (ii) changes, conditions or effects that affect the industries in which the Company operates; (iii) any change, effect or circumstance resulting from an action required or permitted by this Agreement; (iv) any matter of which Buyer is aware on the date hereof; (v) the effect of any changes in applicable Laws or accounting rules, including GAAP; (vi) any change, effect or circumstance resulting from the announcement of this Agreement; or (vii) conditions caused by acts of terrorism or war (whether or not declared) or any natural or man-made disaster or other acts of God.

"Permits" means all permits, licenses, franchises, approvals, authorizations, certificates, approvals, registrations, variances, exemptions, immunities, grants, ordinances, consents and other rights of every kind and nature issued by, or otherwise required to be obtained from Governmental Authorities.

"Permitted Encumbrances" has the meaning set forth in Section 3.09(a).

"Person" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

"Real Property" means the real property owned, leased or subleased by the Company, together with all buildings, improvements, structures and facilities located thereon.

"Release" means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture), whether or not intentional or unintentional.

"Representative" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person  that may from time to time be employed, retained by, working for, or acting on behalf of such Person and/or its Affiliate.

 “Seller’s Disclosure Schedule” has the meaning described in Article III.

"Taxes" means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, fines, additions or penalties with respect thereto penalties or additional amounts incurred or accrued under applicable Laws or assessed, charged or imposed by any Governmental Authority provided that any interest, fines, additions or penalties with respect thereto or additional amounts that relate to Taxes for any taxable period (including any portion of any taxable period ending on or before the Closing Date) shall be deemed to be Taxes for such period, regardless of when such items are incurred, accrued, assessed or imposed .

"Tax Return" means any return, declaration, report, claim for refund, information return or statement or other document filed or required to be filed with respect to Taxes, including any supporting estimate, election, schedule, statement or attachment thereto, and including any amendment thereof.

"WARN Act" means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

ARTICLE II
Purchase and sale

Section 2.01 Purchase and Sale. Subject to the terms and conditions set forth herein, at the Closing, Seller shall sell to Buyer, and Buyer shall purchase from Seller, the Shares for the consideration specified in Section 2.02.

Section 2.02 Purchase Price. The Buyer shall provide the following consideration for the purchase of the Shares (collectively, the "Purchase Price"):

(a)           a one-time $500,000 payment, due on the Closing Date (the “Initial Payment”); and

(b)           additional payments being equal to the higher of: (i) $500,000 (“Minimum Annual Earnout Payment”), or (ii) an annual earnout payment based on the percentage of the annual Gross Revenue of the Buyer over the prior 12-month period as specified in the table below  (the “True-Up Annual Earnout Payment”) (collectively the “Earnout Payments”) and payable as described below:

Percentage of Gross Revenue	Applicable Year
10%	For the 12 months following the first anniversary of the Closing Date
11%	For the next 12 month period
12%	For the next 12 month period
13%	For the next 12 month period
14%	For the next 12 month period
15%	For the next 12 month period
15%	For the next 12 month period
15%	For the next 12 month period
15%	For the next 12 month period

The Minimum Annual Earnout Payments shall be paid on the last day of each calendar quarter ending after June 27, 2012 in the amount of $125,000 for each such calendar quarter with the first quarterly payment to be made on September 31, 2012.  Within thirty (30) days after the end of each 12-month period as described in the table above, Buyer shall provide Seller with the additional True-Up Annual Earnout Payment described in the table above, if any is required to be paid for that twelve (12) month period, payable by wire transfer of immediately available funds to an account of Seller designated in writing by Seller to Buyer and will reflect the additional Purchase Price paid herein. The first True Up Annual Payment will be due July 27, 2013.

If Buyer is merged into another entity or acquired at anytime within the nine year earnout period described above (the “Earn-out Period”), then unless waived in writing by Seller, Buyer shall pay to Seller a one-time transaction payment at the time of the closing of any such merger or acquisition of Buyer equal to three times any remaining Minimum Annual Earnout Payments as of such date.

Section 2.03 Transactions to be Effected at the Closing.

(a)        At the Closing, Buyer shall deliver to Seller:

(i)              the Initial Payment by wire transfer of immediately available funds to an account of Seller designated in writing by Seller to Buyer on the Closing Date; and

(ii)              all other agreements, documents, instruments or certificates required to be delivered by Buyer at or prior to the Closing pursuant to Section 6.03 of this Agreement.

(b)       At the Closing, Seller shall deliver to Buyer:

(i)              a stock certificate evidencing the Shares, free and clear of all Encumbrances (except as contemplated herein), duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, with all required stock transfer tax stamps affixed thereto; and

(ii)              all other agreements, documents, instruments or certificates required to be delivered by Seller at or prior to the Closing pursuant to Section 6.02 of this Agreement.

Section 2.04 Closing. Subject to the terms and conditions of this Agreement, the purchase and sale of the Shares contemplated hereby shall take place at a closing (the "Closing") to be held remotely via the exchange of documents and signatures and the wiring of the Initial Payment on the date hereof at which time the last of the conditions to Closing set forth in Article VI have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), at the offices of the Seller, or at such other time or on such other date or at such other place as Seller and Buyer may mutually agree upon in writing (the day on which the Closing takes place being the "Closing Date").  Originals of all executed and delivered documents will (to the extent not delivered at Closing) be exchanged between the parties on a prompt basis after the Closing.

ARTICLE III
Representations and warranties of seller

Except for information as set forth in the Seller’s Form 10-K for the year ended December 31, 2010 and the Form 10-Q for the quarter ended March 31, 2011 filed with the Securities and Exchange Commission made pursuant to the Securities Exchange Act of 1934, as amended, and as indicated as such in the Seller’s Disclosure Schedules attached hereto as Exhibit A or as set forth in the Seller’s Disclosure Schedule, Seller represents and warrants to Buyer that the statements contained in this Article III are true and correct as of the date hereof.

Section 3.01 Organization and Authority of Seller. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Nevada. Seller has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Seller of this Agreement, the performance by Seller of its obligations hereunder and the consummation by Seller of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller, and this Agreement constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

Section 3.02 Organization, Authority and Qualification of the Company. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Utah and has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it is currently conducted. The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect. All corporate actions taken by the Company in connection with this Agreement will be duly authorized on or prior to the Closing.

Section 3.03 Capitalization.

(a)              The authorized capital stock of the Company consists of 1,000 shares of common stock, par value $.01 per share ("Common Stock"), of which 100 shares are issued and outstanding and constitute the Shares. All of the Shares have been duly authorized, are validly issued, fully paid and non-assessable, and are owned of record and beneficially by Seller, free and clear of all Encumbrances, provided, however, that at the Closing, the Shares will be subject to the terms and conditions of the Security Agreement, in the form attached hereto as Exhibit C.

(b)              There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of the Company or obligating Seller or the Company to issue or sell any shares of capital stock of, or any other interest in, the Company. The Company does not have outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares.

Section 3.04 No Subsidiaries. The Company does not own, or have any interest in any shares or have an ownership interest in any other Person.

Section 3.05 No Conflicts; Consents. The execution, delivery and performance by Seller of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (a) result in a violation or breach of any provision of the certificate of incorporation or by-laws of Seller or the Company; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to Seller or the Company; or (c)  require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any Material Contract, except in the cases of clauses (b) and (c), where the violation, breach, conflict, default, acceleration or failure to give notice would not have a Material Adverse Effect. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Seller or the Company in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and as set forth in Section 3.05 of the Seller’s Disclosure Schedule, and such consents, approvals, Permits, Governmental Orders, declarations, filings or notices which, in the aggregate, would not have a Material Adverse Effect.

Section 3.06 Financial Statements. Section 3.06 of Seller’s Disclosure Schedule contains copies of the Company's unaudited financial statements consisting of the balance sheet of the Company as at December 31, 2010 and the related statements of income for the year then ended (the "Unaudited Financial Statements"), and unaudited financial statements consisting of the balance sheet of the Company as at March 31, 2011 and the related statements of income for the three-month period then ended (the "Interim Financial Statements" and pro-forma financial statements of the Company consisting of the balance sheet of the Company as of March 31, 2011 and the related statements of income for the three-month period then ended as such statements would reflect if the Excluded Businesses (defined below) were not a part of the Company’s business operations (the "Pro-Forma Financial Statements" and together with the Interim Financial Statements and Unaudited Financial Statements, the "Financial Statements") are included in the Disclosure Schedules .  The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments and the absence of notes. The Financial Statements fairly present in all material respects the financial condition of the Company’s CRO business as of the respective dates they were prepared and the results of the operations of the Company’s CRO business for the periods indicated, however, the Financial Statements contain financial information on other aspects of the Company’s non-CRO business that is not being sold to Buyer, including but not limited to the Company’s kits business, its NexMed (USA), Inc. biopharmaceutical and drug delivery business, and such non-CRO business assets will not be included in this Transaction (the “Excluded Businesses”). The balance sheet of the Company as of December 31, 2010 is referred to herein as the "Balance Sheet" and the date thereof as the "Balance Sheet Date" and the balance sheet of the Company as of March 31, 2011 is referred to herein as the "Interim Balance Sheet" and the date thereof as the "Interim Balance Sheet Date".

Section 3.07 Absence of Certain Changes, Events and Conditions. Except as expressly contemplated by the Agreement or as set forth on Section 3.07 of the Seller Disclosure Schedules, from the Interim Balance Sheet Date until the date of this Agreement, the Company has operated its CRO business in the ordinary course of business in all material respects and there has not been, with respect to the Company, any:

(a)           event, occurrence or development that has had a Material Adverse Effect;

(b)           material amendment of the charter, by-laws or other organizational documents of the Company;

(c)           split, combination or reclassification of any shares of its capital stock;

(d)           issuance, sale or other disposition of any of its capital stock, or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock;

(e)           declaration or payment of any dividends or distributions on or in respect of any of its capital stock or redemption, purchase or acquisition of its capital stock;

(f)           material change in any method of accounting or accounting practice of the Company, except as required by GAAP or applicable Law or as disclosed in the notes to the Financial Statements;

(g)           incurrence, assumption, commitment or guarantee of any indebtedness for borrowing or capital expenditure in an aggregate amount exceeding $100,000, except that incurred in the ordinary course of business;

(h)           sale or other disposition of any of the assets shown or reflected on the Balance Sheet, except in the ordinary course of business and except for any assets having an aggregate value of less than $100,000;

(i)           increase in the compensation payable or to become payable of its Employees, including any distributions, discretionary payments and bonuses, other than as provided for in any written agreements or in the ordinary course of business;

(j)           adoption, amendment or modification of any Benefit Plan or Qualified Benefit Plan, the effect of which in the aggregate would increase the obligations of the Company by more than ten percent (10%) percent of its existing annual obligations to such plans;

(k)           acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof for consideration in excess of $100,000;

(l)           adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(m)           any other material change that would have an aggregate effect of at least $100,000 in the business, properties of financial condition of the Company’s CRO business; or

(n)           any agreement to do any of the foregoing, or any action or omission that would result in any of the foregoing.

Section 3.08 Material Contracts.

(a)           Section 3.08(a) of the Seller Disclosure Schedule lists all form contracts used in its service quote and housing business, written agreements and all written summaries of all verbal agreements for amounts each in excess of $100,000, and all agreements that are in force regarding active studies and the housing of animals to which the Company and /or Seller (with respect to the Company’s CRO business) is a party, or by which the Company and/or Seller is bound relating to the Company’s CRO business or to which the Company and/or Seller as it relates to the Company’s CRO business is subject (together with all Leases listed in Section 3.09 (a) of the Seller Disclosure Schedule, collectively, the "Material Contracts"), including:

(i)           all agreements that relate to the sale of any of the Company’s CRO business assets;

(ii)           all agreements that relate to the acquisition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(iii)           all agreements relating to indebtedness (including, without limitation, guarantees and trade receivables) of the Company; and

(iv)           all agreements between or among the Company relating to the CRO business on the one hand and Seller or any Affiliate of Seller (other than the Company) on the other hand.

(b)           Except as set forth on Section 3.08(b) of the Seller Disclosure Schedule, the Company is not in breach of, or default under, any Material Contract, nor is the Company or Seller aware of any default by any other party to any Material Contract, and there exists no event, condition or occurrence which, after notice or lapse of time, or both, would constitute a default under any Material Contract, except for such breaches or defaults that would not have a Material Adverse Effect.

(c)           All Material Contracts are in full force and effect and constitute legal, valid and binding obligations of the Company and the other parties thereto in accordance with their terms, and will not be changed, modified, breached or violated by virtue of the sale of the Shares by Seller to the Company.  Except as described in Section 3.08(a) of the Disclosure Schedules, all of the Material Contracts are embodied by written agreements and no notice to or consent by any party is required by virtue of the consummation of the transactions contemplated by this Agreement.

(d)           The Company and Seller will deliver to Buyer true and complete copies of all Material Contracts to which the Company and/or Seller (with respect to the Company) is a party within thirty (30) days after the closing date.

Section 3.09 Company CRO Business Assets.

(a)           Company Assets.  Section 3.09(a) of the Seller Disclosure Schedule lists: (i) the street address of each parcel of owned Real Property, if any; (ii) the street address of each parcel of leased Real Property, and a list, as of the date of this Agreement, of all leases for each parcel of leased Real Property (collectively, "Leases"), including the identification of the lessee and lessor thereunder and (iii) a list of all of the material assets that will remain with the Company after the Closing relating to the Company’s CRO business.

(b)           Title to Assets

(i)           The Company has good and valid (and, in the case of owned Real Property, good and marketable fee simple) title to, or a valid leasehold interest in, all Real Property and tangible personal property and other assets described in Section 3.09(a) of the Seller’s Disclosure Schedule relating to the Company’s CRO business. All such properties and assets (including leasehold interests) are free and clear of Encumbrances (other than those arising under the Security Agreement as of Closing) except for the following (collectively referred to as "Permitted Encumbrances"):

(ii)           those items set forth in Section 3.09(a) of the Seller Disclosure Schedule;

(iii)           liens for Taxes not yet due and payable or being contested in good faith by appropriate procedures;

(iv)           mechanics, carriers', workmen's, repairmen's or other like liens arising or incurred in the ordinary course of business;

(v)           easements, rights of way, zoning ordinances and other similar encumbrances affecting Real Property;

(vi)           other than with respect to owned Real Property, liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; or

(vii)           other imperfections of title or Encumbrances, if any, that have not had, and would not have, a Material Adverse Effect.

(c)           Real Estate.  Except as disclosed in Section 3.09 (c) of the Seller’s Disclosure Schedule and except as would not constitute a Material Adverse Effect:

(i)           All of the buildings and material improvements situated on and comprising of the owned Real Property and the leased Real Property, and all material heating and air conditioning equipment and all plumbing, electrical and other mechanical facilities which are a part of, or which service, such buildings and improvements are in good operating condition and repair and do not require any repairs other than routine maintenance.

(ii)           All essential utilities (including water, sewer, gas and electricity, internet and telephone service) are available to any of the Real Properties.

(iii)           No notice of violation of any applicable state or local Law has been issued for any of the Real Properties.

(iv)           All certificates of occupancy and all other Permits required by all Governmental Authorities have been issued for the Real Properties, are in full force and effect, and will not be invalidated or otherwise adversely affected by the execution and performance of this Agreement or the consummation of any of the transactions contemplated in this Agreement.

(v)           Each of the Real Properties adjoins, or is part of the a building or development which adjoins, dedicated public roadways and has, or is a part of a building or development which has, access for motor vehicles to such roadways by valid easements and there are no conditions which could result in the termination or reduction of the current access to existing roadways.

(d)           Machinery, Equipment, Parts, Furniture, Tools, Vehicles and Other Tangible Assets.  Except as disclosed in Section 3.09 (d) of the Seller’s Disclosure Schedule and except as would not constitute a Material Adverse Effect, all machinery, equipment, parts, furniture, tools, vehicles and other tangible assets are provided on an as-is basis, on the Closing Date.

(e)           Interim Projects.  Disclosed in Section 3.09 (e) of the Seller’s Disclosure Schedule, is a list of the Company CRO projects that are not finished as of the Closing Date (the “Interim Projects”) and will need to be completed by the Company according to the timelines attached in Section 3.09(e).   The Company shall complete the Interim Projects at the Seller’s Nancy Ridge site and shall pay the Seller the costs of all utilities utilized by Seller at that site during that time period.

(f)           Computer System.  Except as disclosed in Schedule 3.09(b) and except are would not cause a Material adverse Effect, the computer system owned and utilized by the Company in the conduct of its business is in good and operational condition, ordinary wear and tear excepted.

Section 3.10 Intellectual Property; Software.

(a)           "Intellectual Property" means any and all: (i) trademarks and service marks, including all applications and registrations and goodwill related to the foregoing; (ii) copyrights, including all applications and registrations related to the foregoing; (iii) trade secrets and confidential know-how; (iv) patents and patent applications; (v) internet domain name registrations;  and (vi) corporate names (including the corporate name “Bio-Quant, Inc.” owned by or licensed to the Company for use in its CRO business.

(b)           “Software” mean any software (including source code, compiled programs, interpreted instruction sets, scripts, make files, and the like) owned, developed (or currently being developed) for internal or commercial use, marketed, distributed, licensed or sold by Seller at any time (other than non-customized third-party software licensed to Seller for internal use on a non-exclusive basis).

(c)           The Company owns no patents, patent applications, trademark registrations and pending applications for registration, copyright registrations and pending applications for registration.  Section 3.10(b) lists the Company’s common law trademark, its internet domain name registrations and its corporate name. Except as set forth in Section 3.10(c) of the Seller Disclosure Schedule, or as would not have a Material Adverse Effect, the Company owns or has the right to use all Intellectual Property necessary to conduct the business as currently conducted (the "Company Intellectual Property").

(d)           Except as set forth in Section 3.10(d) of the Seller Disclosure Schedule, or as would not have a Material Adverse Effect, to Seller's Knowledge: (i) the Company Intellectual Property and Software as currently licensed or used by the Company, and the Company's conduct of its business as currently conducted, do not infringe, violate or misappropriate the Intellectual Property or Software of any Person; and (ii) no Person is infringing, violating or misappropriating any Company Intellectual Property or Software.

(e)           The Company will non-exclusively license the Seller Database for the Company Internal Software Infrastructure as described herein in Section 6.02(h).

Section 3.11 Insurance. Section 3.11 of the Seller Disclosure Schedule sets forth a list, as of the date hereof, of all material insurance policies maintained by the Company or with respect to which the Company is a named insured or otherwise the beneficiary of coverage (collectively, the "Insurance Policies"). Such Insurance Policies are in full force and effect on the date of this Agreement and all premiums due on such Insurance Policies have been paid, except as would not have a Material Adverse Effect.

Section 3.12 Legal Proceedings; Governmental Orders.

(a)           There are no actions, suits, claims, investigations or other legal proceedings pending or, to Seller's Knowledge, threatened against or by the Company affecting any of its properties or assets (or by or against Seller or any Affiliate thereof and relating to the Company), which if determined adversely to the Company (or to Seller or any Affiliate thereof) would result in a Material Adverse Effect.

(b)           There are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting the Company or any of its properties or assets which would have a Material Adverse Effect.

Section 3.13 Compliance With Laws; Permits.

(a)           Except as set forth in Section 3.13(a) of the Seller Disclosure Schedule, the Company is in compliance with all Laws applicable to it or its business, properties or assets, except where the failure to be in compliance would not have a Material Adverse Effect.

(b)           All Permits required for the Company to conduct its business have been obtained by it and are valid and in full force and effect, except where the failure to obtain such Permits would not have a Material Adverse Effect.

Section 3.14 Environmental Matters.

(a)           Except as set forth in Section 3.14(a) of the Seller Disclosure Schedule, or as would not have a Material Adverse Effect, to Seller's Knowledge, the Company is in compliance with all Environmental Laws and has not, and the Seller has not, received from any Person any (i) Environmental Notice or Environmental Claim, or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date.

(b)           The Company has obtained and is in material compliance with all Environmental Permits (each of which is disclosed in Section 3.14(b) of the Seller Disclosure Schedule) necessary for the ownership, lease, operation or use of the business or assets of the Company.

(c)           No real property currently owned, operated or leased by the Company is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state list.

(d)           Except as set forth in Section 3.14(d) of the Seller Disclosure Schedule, or as would not have a Material Adverse Effect, to Seller's Knowledge, there has been no Release of Hazardous Materials in contravention of Environmental Laws with respect to the business or assets of the Company or any Real Property currently owned, operated or leased by the Company, and neither the Company nor Seller has received an Environmental Notice that any Real Property currently owned, operated or leased in connection with the business of the Company (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Material which would reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Laws or term of any Environmental Permit by, Seller or the Company.

(e)           Seller has previously made available to Buyer in the Data Room or otherwise any and all environmental reports, studies, audits, records, sampling data, site assessments and other similar documents with respect to the business or assets of the Company or any currently owned, operated or leased Real Property which are in the possession or control of the Seller or Company.

Section 3.15 Employee Benefit Matters.

(a)           Section 3.15(a) of the Seller Disclosure Schedule contains a list of each material benefit, retirement, employment, compensation, incentive, stock option, restricted stock, stock appreciation right, phantom equity, change in control, severance, vacation, paid time off and fringe-benefit agreement, plan, policy and program, whether or not reduced to writing, in effect and covering one or more Employees, former employees of the Company, current or former directors of the Company or the beneficiaries or dependents of any such Persons, and is maintained, sponsored, contributed to, or required to be contributed to by the Company, or under which the Company has any material liability for premiums or benefits (as listed on Section 3.15(a) of the Disclosure Schedules, each, a "Benefit Plan").

(b)           Except as set forth in Section 3.15(b) of the Seller Disclosure Schedules or as would not have a Material Adverse Effect, to Seller's Knowledge, each Benefit Plan complies with all applicable Laws (including ERISA and the Code and the regulations promulgated thereunder). Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code (a "Qualified Benefit Plan") has received a favorable determination letter from the Internal Revenue Service, or with respect to a prototype plan, can rely on an opinion letter from the Internal Revenue Service to the prototype plan sponsor, to the effect that such Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, and, to Seller's Knowledge, nothing has occurred that could reasonably be expected to cause the revocation of such determination letter from the Internal Revenue Service or the unavailability of reliance on such opinion letter from the Internal Revenue Service, as applicable. Except as set forth in Section 3.15(b) of the Seller Disclosure Schedule, or as would not have a Material Adverse Effect, all benefits, contributions and premiums required by and due under the terms of each Benefit Plan or applicable Law have been timely paid in accordance with the terms of such Benefit Plan, the terms of all applicable Laws and GAAP. With respect to any Benefit Plan, to Seller's Knowledge, no event has occurred or is reasonably expected to occur that has resulted in or would subject the Company to a Tax under Section 4971 of the Code or the assets of the Company to an Encumbrance under Section 430(k) of the Code.

(c)           Except as set forth in Section 3.15(c) of the Seller Disclosure Schedules, no Benefit Plan: (i) is subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code; or (ii) is a "multi-employer plan" (as defined in Section 3(37) of ERISA). Except as would not have a Material Adverse Effect, neither Seller nor the Company: (i) has withdrawn from any pension plan under circumstances resulting (or expected to result) in a liability to the Pension Benefit Guaranty Corporation; or (ii) has engaged in any transaction which would give rise to a liability of the Company or Buyer under Section 4069 or Section 4212(c) of ERISA.

(d)           Except as set forth in Section 3.15(d) of the Seller Disclosure Schedule and other than as required under Section 4980B of the Code or other applicable Law, no Benefit Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment (other than death benefits when termination occurs upon death).

(e)           Except as set forth in Section 3.15(e) of the Disclosure Schedules, or as would not have a Material Adverse Effect: (i) there is no pending or, to Seller's Knowledge, threatened action relating to a Benefit Plan; and (ii) no Benefit Plan has within the three years prior to the date hereof been the subject of an examination or audit by a Governmental Authority.

(f)           Except as set forth in Section 3.15(f) of the Seller Disclosure Schedule, or as would not have a Material Adverse Effect, no Benefit Plan exists that could: (i) result in the payment to any Employee, director or consultant of any money or other property; (ii) accelerate the vesting of or provide any additional rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any Employee, director or consultant, except as a result of any partial plan termination resulting from this Agreement; or (iii) limit or restrict the ability of Buyer or its Affiliates to merge, amend or terminate any Benefit Plan, in each case, as a result of the execution of this Agreement. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in "excess parachute payments" within the meaning of Section 280G(b) of the Code.

Section 3.16 Employment Matters.

(a)           Section 3.16 (a) of the Seller Disclosure Schedule lists each employee of the Company to be employed by the Company at the time of the Closing including their salary and any accrued bonuses and commissions as of the Closing Date.

(b)           Except as set forth in Section 3.16(a) of the Seller Disclosure Schedule, the Company is not a party to, or bound by, any collective bargaining or other agreement with a labor organization representing any of its Employees. Except as set forth in Section 3.16(a) of the Seller Disclosure Schedule, there has not been, nor, to Seller's Knowledge, has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor activity or dispute affecting the Company.

(c)           The Company is in compliance with all applicable Laws pertaining to employment and employment practices, except to the extent non-compliance would not result in a Material Adverse Effect. Except as set forth in Section 3.16(c) of the Seller Disclosure Schedule, or]as would not have a Material Adverse Effect, there are no actions, suits, claims, investigations or other legal proceedings against the Company pending, or to the Seller's Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former employee of the Company, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay or any other employment related matter arising under applicable Laws.

(d)              During the three year prior to the Closing Date, neither the Company, Seller nor any of Seller’s Affiliates has received any notice from any Person, or any Governmental Authority notifying it that the Company or any property or asset of the Company is in violation of, or in noncompliance with, the ADA.  The Company has not received any notice of a claim or potential claim under the Civil Rights Act of 1991 for any violation of the ADA.

Section 3.17Taxes.

(a)           Except as set forth in Section 3.17 of the Seller Disclosure Schedule or as would not have a Material Adverse Effect:

(i)           Seller, on behalf of the Company has or caused to be filed (on a timely basis (taking into account any valid extensions) all material Tax Returns that are or were required to be filed or were required to be filed by or with respect to it in accordance with applicable Laws, for all years and periods (and portions thereof) and for all jurisdictions (whether federal, state, local or foreign).  Such Tax Returns are true, complete and correct in all material respects. The Company is not currently the beneficiary of any extension of time within which to file any material Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business. All material Taxes due and owing by the Company have been paid or accrued.   Seller has delivered to Buyer copies of, and Section 3.17(a) of the Seller’s Disclosure Schedule contains a complete and accurate list of all federal, state and foreign Tax Returns filed by the Company since 2009.  The Company currently is, and will continue to be until the sale and transfer of the shares of Company, a member of the “affiliated group” (as defined in Section 1504 of the Code), of which Seller is the common parent.  Company has filed or will file a consolidated federal income tax return with Company for the taxable year immediately preceding the current taxable year, and is eligible to make the Section 338(h)(10) Election (as defined below).  The Company has not been, nor within the five-year period preceding the Closing Date, an “S” corporation.

(ii)           No extensions or waivers of statutes of limitations have been given or requested with respect to any material Taxes of the Company and no power of attorney granted by the Company with respect to Taxes is currently in force.

(iii)           There are no ongoing actions, suits, claims, investigations or other legal proceedings by any taxing Governmental Authority against the Company.

(iv)           The Company is not a party to any Tax-sharing agreement or similar arrangement for the sharing of Tax liabilities or benefits.

(v)           All material Taxes which the Company is obligated to withhold from amounts owing to any Employee, creditor or third party have been paid or accrued.

(b)           Except for certain representations related to Taxes in Section 3.15, the representations and warranties set forth in this Section 3.17 are the Seller's sole and exclusive representations and warranties regarding Tax matters.

Section 3.18 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

Section 3.19  Customers.  Except as set forth in Section 3.19 of the Seller’s Disclosure Schedule, neither the Company, Seller nor any of Seller’s Affiliates have received actual notice or any other indication, written or oral, from any of the Company’s customers that account for in excess of ten percent (10%) of the Company’s Gross Revenue in 2011 that any such customer will, for any reason, cease to do business with the Company or refuse to do business with Buyer after the Closing Date.

Section 3.20  Bank Accounts.  Section 3.20 of the Seller’s Disclosure Schedule lists all bank accounts, lock boxes, safe deposit boxes and post office boxes maintained in the name of or controlled by the Company (the “Accounts”) and the names of the Persons having access thereto.  All such Accounts shall be transferred to Buyer at Buyer’s expense promptly after the Closing Date.  There shall be no cash or funds left in any of the Accounts at the Closing, except that to the extent the Company has taken customer deposits for contracts that are not complete, the Company will have the cash in its Accounts at the Closing equal to the portion of the deposits (“Deposits”) that has not been earned by the Company under the revenue recognition policy used by the Company.  The Company will include in Section 3.20 of the Seller’s Disclosure Schedule a computation of the Deposits.

Section 3.21 Warn Act. During the one-year period preceding the Closing Date, the Company has not affected any “plant closing” or “mass layoff” within the meaning of the Warn Act.

Section 3.22  Overtime, Back Wages, Vacation and Minimum Wages. To Seller’s Knowledge and except as disclosed in Section 3.22 of the Seller’s Disclosure Schedule, no present Employee or any Employee of the Company who was, has, or will, as of the Closing Date have, any claim against the Company (whether under federal, state or local Law, any employment agreement, or otherwise) on account of or for (a) overtime pay, other than overtime pay for the then current payroll period, (b) wages or salary for any period other than the current payroll period, (c) vacation, time off or pay in lieu of vacation or time off, other than that earned in respect of the current fiscal year or accrued on the Company’s books and records, or (d) any violation of any statute, ordinance or regulation relating to minimum wages or maximum hours of work.  All amounts required to be withheld by the Company from its Employees have been properly withheld and will be timely deposited and all contributions required to be paid by the Company in respect of its employees have been paid in accordance with the applicable provisions of Laws regarding income Tax withholding and social security, workers compensation, unemployment compensation or similar Taxes or contributions.

Section 3.23  Debt Free.  As of the Closing Date, the Company will have zero debt, except as disclosed in the Seller’s Disclosure Schedule.

Section 3.24  No Other Representations and Warranties. Except for the representations and warranties contained in this Article III (including the related portions of the Seller Disclosure Schedule), none of Seller, the Company or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller or the Company, including any representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Buyer and its Representatives (including any information, documents or material made available to Buyer in the Data Room, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of the Company, or any representation or warranty arising from statute or otherwise in law.

ARTICLE IV
Representations and warranties of buyer

Except as set forth in the Buyer’s Disclosure Schedule attached hereto as Exhibit B, Buyer represents and warrants to Seller that the statements contained in this Article IV are true and correct as of the date hereof.

Section 4.01 Organization and Authority of Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of California. Buyer has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Buyer of this Agreement, the performance by Buyer of its obligations hereunder and the consummation by Buyer of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Seller) this Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

Section 4.02 No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (a) result in a violation or breach of any provision of the Articles of Incorporation or Bylaws of Buyer; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer; or (c) except as set forth in Section 4.02 of the Buyer Disclosure Schedule, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any agreement to which Buyer is a party, except in the cases of clauses (b) and (c), where the violation, breach, conflict, default, acceleration or failure to give notice would not have a Material Adverse Effect on Buyer's ability to consummate the transactions contemplated hereby. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Buyer in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and as set forth in Section 4.02 of the Buyer Disclosure Schedule and such consents, approvals, Permits, Governmental Orders, declarations, filings or notices which would not have a material adverse effect on Buyer's ability to consummate the transactions contemplated hereby.

Section 4.03 Investment Purpose. Buyer is acquiring the Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof. Buyer acknowledges that the Shares are not registered under the Securities Act of 1933, as amended, and that the Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. Buyer is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

Section 4.04 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

Section 4.05 Sufficiency of Funds. Buyer has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price and consummate the transactions contemplated by this Agreement.  Buyer has described in Section 4.05 of the Buyer’s Disclosure Schedule the material details of its loan with a third party for the Initial Payment and has provided Seller with copies of the full and complete documents relating to that loan prior to the Closing.

Section 4.06 Legal Proceedings. Except as set forth in Section 4.06 of the Buyer Disclosure Schedule, there are no actions, suits, claims, investigations or other legal proceedings pending or, to Buyer's knowledge, threatened against or by Buyer or any Affiliate of Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

Section 4.07 Independent Investigation. Buyer has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Seller and the Company for such purpose. Buyer acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has relied solely upon its own investigation and the express representations and warranties of Seller set forth in Article III of this Agreement (including the related portions of the Disclosure Schedules); and (b) none of Seller, the Company or any other Person has made any representation or warranty as to Seller, the Company or this Agreement, except as expressly set forth in Article III of this Agreement (including the related portions of the Buyer Disclosure Schedule).

Section 4.08 Business Plan/Financial Statements/Projections.  Buyer has provided to Seller the following:  (a) a five (5) year business plan for the Company (“Buyer Business Plan”), (b) copies of its unaudited financial statements for the years ended December 31, 2010, 2009 and 2008, and unaudited financial statements for the quarter ended March 31, 2011 (“Buyer Financial Statements”), and (c) its ten (10) year projections for the Company (“Buyer Projections”).  The Buyer Financial Statements fairly present in all material respects the financial condition of the Company as of the respective dates they were prepared and the results of the operations of the Company for the periods indicated.  The Buyer Business Plan and Buyer Projections were prepared in good faith based on reasonable commercial assumptions and information utilized by the Buyer.

ARTICLE V
Covenants

Section 5.01 Resignations. Seller shall deliver to Buyer written resignations, effective as of the Closing Date, of the officers and directors of the Company set forth on Section 5.01 of the Disclosure Schedules/requested by Buyer at the Closing.

Section 5.02  Employees; Benefit Plans.

(a)           Except with regard to employees of the Company that Seller terminates during the first forty five (45) days after Closing, during the period commencing at the Closing and ending on the date which is three (3) months from the Closing (or if earlier, the date of the employee's termination of employment with the Company), Buyer shall and shall cause the Company to provide each Employee who remains employed immediately after the Closing ("Company Continuing Employee") with: (i) base salary or hourly wages which are no less than the base salary or hourly wages provided by the Company immediately prior to the Closing; (ii) target bonus opportunities (excluding equity-based compensation), if any, which are no less than the target bonus opportunities (excluding equity-based compensation) provided by the Company immediately prior to the Closing; (iii) retirement and welfare benefits that are no less favorable in the aggregate than those provided by the Company or its affiliates immediately prior to the Closing; and (iv) severance benefits that are no less favorable than the practice, plan or policy in effect for such Company Continuing Employee immediately prior to the Closing.

(b)           With respect to any employee benefit plan maintained by Buyer or its Subsidiaries (collectively, "Buyer Benefit Plans") in which any Company Continuing Employees will participate effective as of the Closing, Buyer shall, or shall cause the Company to, recognize all service of the Company Continuing Employees with the Company or any of its Subsidiaries, as the case may be as if such service were with Buyer, for vesting and eligibility purposes in any Parent Benefit Plan in which such Company Continuing Employees may be eligible to participate after the Effective Time; provided, however, such service shall not be recognized to the extent that (x) such recognition would result in a duplication of benefits or (y) such service was not recognized under the corresponding Benefit Plan.

(c)           This Section 5.02 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.02, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.02. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 5.02 shall not create any right in any Employee or any other Person to any continued employment with the Company, Buyer or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever.

Section 5.03 Plant Closings and Mass Layoffs. Buyer shall not, and shall cause the Company not to, take any action following the Closing that could result in WARN Act liability.

Section 5.04 Director and Officer Indemnification and Insurance.

(a)           Buyer agrees that all rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date, an officer or director of the Company, as provided in the certificate of incorporation or by-laws of the Company, in each case as in effect on the date of this Agreement, or pursuant to any other agreements in effect on the date hereof and disclosed in Section 5.04(a) of the Disclosure Schedules, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms for at least five (5) years after the Closing Date.

(b)           The Company shall, and Buyer shall cause the Company to (i) maintain in effect for a period of six (6) years after the Closing Date, if available, the current policies of directors' and officers' liability insurance maintained by the Company immediately prior to the Closing Date (provided that the Company may substitute therefor policies, of at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company when compared to the insurance maintained by the Company as of the date hereof), or (ii) obtain as of the Closing Date "tail" insurance policies with a claims period of six (6) years from the Closing Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the directors and officers of the Company, in each case with respect to claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the transactions contemplated by this Agreement).  Seller agrees to cause the Company, prior to the Closing, to disclose in writing to Buyer any existing claims, threats of claims or circumstances Known to Seller that may lead to potential liability related to the operation of the Company’s practice prior to the Closing Date.  Seller will pay the incremental cost of insurance that the Company is required to maintain or obtain under this Section 5.04(b).

(c)           The obligations of Buyer and the Company under this Section 5.04 shall not be terminated or modified in such a manner as to adversely affect any director or officer to whom this Section 5.04 applies without the consent of such affected director or officer (it being expressly agreed that the directors and officers to whom this Section 5.04 applies shall be third-party beneficiaries of this Section 5.04, each of whom may enforce the provisions of this Section 5.04).

(d)           In the event Buyer, the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Buyer or the Company, as the case may be, shall assume all of the obligations set forth in this Section 5.04.

Section 5.05 Confidentiality. Buyer and Seller each acknowledges and agrees that the Confidentiality Agreement remains in full force and effect and, in addition, each covenants and agrees to keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided to Buyer or Seller pursuant to this Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement and the provisions of this Section 5.05 shall nonetheless continue in full force and effect.

Section 5.06 Governmental Approvals and Other Third-party Consents

(a)           Each party hereto shall, as promptly as possible, use its reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not wilfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.

(b)           Without limiting the generality of Buyer's undertaking pursuant to this Section 5.06, Buyer agrees to use its reasonable best efforts and to take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any Governmental Authority or any other party so as to enable the parties hereto to close the transactions contemplated by this Agreement as promptly as possible, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divestiture or disposition of any of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant to this Agreement as are required to be divested in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated by this Agreement. In addition, Buyer shall use its reasonable best efforts to defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any Governmental Order (whether temporary, preliminary or permanent) that would prevent the consummation of the Closing.

(c)           All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the transactions contemplated hereunder (but, for the avoidance of doubt, not including any interactions between Seller or the Company with Governmental Authorities in the ordinary course of business, any disclosure which is not permitted by Law or any disclosure containing confidential information) shall be disclosed to the other party hereunder in advance of any filing, submission or attendance, it being the intent that the parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Each party shall give notice to the other party with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority, with such notice being sufficient to provide the other party with the opportunity to attend and participate in such meeting, discussion, appearance or contact.

(d)           Seller and Buyer shall use commercially reasonable efforts to give all notices to, and obtain all consents from, all third parties that constitute Material Contracts and are described in Section 3.05 of the Seller Disclosure Schedule; provided, however, that Seller shall not be obligated to pay any consideration therefor to any third party from whom consent or approval is requested.

Section 5.07 Books and Records/Audits/Annual Financial Reports.

(a)           In order to facilitate the resolution of any claims made against or incurred by Seller prior to the Closing, or for any other reasonable purpose, for a period of ten (10) years after the Closing, Buyer shall:

(i)           retain the books and records (including personnel files) of the Company relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of the Company; and

(ii)           upon reasonable notice, afford the Representatives of Seller reasonable access (including the right to make, at Seller's expense, photocopies), during normal business hours, to such books and records.

(b)           In order to facilitate the resolution of any claims made by or against or incurred by Buyer or the Company after the Closing, or for any other reasonable purpose, for a period of ten (10) years following the Closing, Seller shall:

(i)           retain the books and records (including personnel files) of Seller which relate to the Company and its operations for periods prior to the Closing; and

(ii)           upon reasonable notice, afford the Representatives of Buyer or the Company reasonable access (including the right to make, at Buyer's expense, photocopies), during normal business hours, to such books and records.

(c)           Neither Buyer nor Seller shall be obligated to provide the other party with access to any books or records (including personnel files) pursuant to this Section 5.07 where such access would violate any Law.

(d)           Seller shall be permitted to review the books and records of Buyer relating to its operation of the Company and its other businesses with 15 days prior written notice to Buyer.

(e)           Buyer shall provide Seller with Buyer’s annual unaudited financial reports within 45 days of the end of each Buyer fiscal year for a period of ten years from the Closing Date.

Section 5.08 Closing Conditions. From the date hereof until the Closing, each party hereto shall, and Seller shall cause the Company to, use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article VI hereof.

Section 5.09 Public Announcements/Joint Press Release. Unless otherwise required by applicable Law  or Nasdaq Capital Market requirements (based upon the reasonable advice of counsel), no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed), and the parties shall cooperate as to the timing and contents of any such announcement.  The parties shall agree on a joint press release at the time of the signing of this Agreement and upon the closing of the transaction.

Section 5.10 Further Assurances. Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

Section 5.11 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (including any real property transfer Tax and any other similar Tax) shall be borne and paid by Buyer when due. Buyer shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Seller shall cooperate with respect thereto as necessary).

Section 5.12  Taxes.

(a)           Seller shall be liable or pay to or indemnify Buyer and the Company for all Taxes of the Company or Seller for taxable periods ending on or before the Closing Date that result from review procedures by any taxing Governmental Authority of the Company’s Taxes for taxable periods ending prior to the Closing Date.

(b)           Seller shall cause the Company, after the Closing Date, to prepare and timely file any short Tax year Tax Returns of the Company for any Tax periods ending on the Closing Date, which Tax Returns shall be prepared and filed timely and on a basis consistent with existing procedures for preparing such Tax Returns and in a manner consistent with prior practice with respect to the treatment of specific items on the returns or reports; provided, however, that if the treatment of any item on any such return or report has not been provided by prior practice, Seller and Buyer shall cause the Company and any impacted the Company Affiliate to report such items in a manner that would result in the least amount of Tax liability to the Company, the Company Affiliates and Buyer for periods ending after the Closing Date.  Seller shall cause the Company, after the Closing Date, to prepare and file the fiscal year-end 2010 Tax Returns of the Company, which Tax Returns shall be prepared and filed timely and on a basis consistent with existing procedures for preparing such Tax Returns and in a manner consistent with prior practice with respect to the treatment of specific items on the returns or reports; provided, however, that if the treatment of any item on any such return or report has not been provided by prior practice, Seller and Buyer shall cause the Company to report such items in a manner that would result in the least amount of Tax liability to the Company and Buyer for periods ending after the Closing Date.  Buyer shall cause the Company to prepare and file all Tax Returns of the Company due after the Closing Date, which Tax Returns, to the extent they relate to taxable periods beginning prior to, but not including the Closing Date, shall be prepared and filed timely and on a basis consistent with existing procedures for preparing such returns and in a manner consistent with prior practice with respect to the treatment of specific items on the Tax Returns, unless such treatment does not have sufficient legal support to avoid the imposition of penalties.  In the event Seller is liable under Section 5.12(a) and/or Section 5.12(b) hereof for Taxes due, Seller shall pay the amount of such liability to the Company immediately upon request or at least thirty (30) days prior to the filing of such returns, whichever is later.

(c)           Buyer, the Company and Seller shall provide each other with such assistance as may reasonably be requested by the others in connection with the preparation of any return or report of Taxes, any review procedures or other examination by any taxing Governmental Authority, or any judicial or administrative proceedings relating to liabilities for Taxes.  Buyer, the Company and Seller will retain for the full period of any statute of limitations, and provide the others with, any records or information that may be relevant to such preparation, review procedures, examination, proceeding or determination.

(d)           If in connection with any examination, investigation, review procedures or other proceeding in respect of any Tax Return covering the operations of the Company on or before the Closing Date, any Governmental Authority issues to the Company a written notice of deficiency, a notice of reassessment, a proposed adjustment, an assertion of claim or demand concerning the taxable period covered by such return, Buyer or the Company shall notify Seller of their receipt of such communication from the Governmental Authority within thirty (30) days after receiving such notice of deficiency, reassessment, adjustment or assertion of claim or demand.  No failure or delay of Buyer or the Company in the performance of the foregoing shall reduce or otherwise affect the obligations or liabilities of Seller pursuant to this Agreement.  Except as provided below, Seller shall, at Seller’s expense, have the nonexclusive right to participate in the contest of any such assessment, proposal, claim, reassessment, demand or other proceedings in connection with any Tax Return covering taxable periods of the Company ending before the Closing Date.  Buyer and the Company will not be obligated to settle or resolve any issue related to Taxes for such a period, which, if so settled or resolved, could have an effect on the Company or Buyer for periods on or after the Closing Date, unless Seller agrees in writing with Buyer and the Company, in terms reasonably satisfactory to Buyer and the Company, to indemnify Buyer and the Company from any cost, damage, loss or expense relating to such settlement or resolution.  Notwithstanding anything in this Agreement to the contrary, if any examination, investigation, review procedures or other proceeding relates to a Tax Return for a period that begins before and ends after the Closing Date, Buyer and the Company shall solely participate in, control and resolve such examination, investigation, review procedures or other proceeding, provided that Buyer shall communicate with Seller regarding the status of such examination, investigation, review procedures or proceeding.

(e)           The Company and Seller shall join with Buyer in making an election under Section 338(h)(10) of the Code (and any elections under state, local, or foreign Tax Law that correspond to a Section 338(h)(10) or 338(g) election) (“Section 338(h)(10) Election”) with respect to the purchase and sale of the Shares of the Company hereunder.  All parties hereto agree that the Purchase Price payable by Buyer hereunder for the Shares and the liabilities of the Company (plus other relevant items) shall be allocated to the assets of the Company for all purposes as is mutually determined by Seller and Buyer.  The parties hereto will file all Tax Returns (including, but not limited to IRS Form 8023 and 8883) in a manner consistent with such allocation.  Any Taxes attributable to the taxable gain by Seller associated with the sale of the outstanding capital stock of the Company by Seller to Buyer, shall be borne exclusively by Seller and Seller will hold harmless and indemnify Buyer and/or Company against any Losses suffered by the Buyer and/or Company arising from Seller’s failure to pay such Taxes. Seller agrees to indemnify the Company and Buyer from any Tax attributable to the making of the Section 338(h)(10) Election and will indemnify the Company and Buyer and their respective Affiliates (excluding Seller) against any Losses arising out of any failure to pay such Tax.  Seller will also indemnify the Company, Buyer and their Affiliates (excluding Seller) against any Tax or any Losses arising as a result of the failure to pay such Tax attributable to the election under any state, local or foreign Tax Law similar to the election under Section 338(g) of the Code (or which results from the making of an election under Section 338(g) of the Code) with respect to purchase of stock by Buyer hereunder where such state, local or foreign Tax jurisdiction (i) does not provide or recognize the Section 338(h)(10) Election, or (ii) does not apply its provisions corresponding to Section 338(h)(10) of the Code to the purchase or sale of the stock of the Company.  Seller further agrees to indemnify the Company and Buyer, their respective Affiliates (excluding Seller) against any built-in gains Tax that accrues (if any) under Section 1374 of the Code.

Section 5.13 Post-Closing Covenants.  During the Earn-Out Period, the Buyer shall, and shall cause the Company to, be operated in a commercially reasonable and good faith manner so as to both maximize the Gross Revenue of the Buyer while maintaining at a minimum a Gross Profit Percentage and net income as a percentage of Gross Revenue that are customary for the Company’s industry, and ensure that the Buyer continues to have the financial resources to be able to timely make each Minimum Annual Earnout Payment.  Except in the ordinary course of business, the Buyer shall not, without the prior written consent of the Seller, take any action regarding the sales, marketing, development, human resources or technical support of the Company’s products or services that is, or reasonably would be expected to, individually or in the aggregate, be materially adverse to the Buyer, the Company or the Gross Revenue during the Earn-out Period. Additionally, the Buyer shall not, and shall cause the Company to not, take any action that would be materially adverse to the Seller’s security interests arising under the Security Agreement.

Section 5.14  Limited Non-Competition Agreement.

(a)           Seller acknowledges that Buyer is acquiring all of the Shares of the Company and the Company is only engaged in the CRO Business after the Closing Date, and as a material inducement to Buyer to enter into this Agreement and to pay to Seller the Purchase Price (as well as any additional benefits referred to in this Agreement), Seller covenants and agrees that except as set forth in Section 5.16 and as long as Buyer makes the timely Earnout Payments as required herein and has not otherwise materially breached any provision of this Agreement:

(i)           for a period of two and one-half (2.5) years after the Closing Date, neither Seller nor any of its Affiliates shall, directly or indirectly:

(1)           engage in or transact any business with, own any interest directly or indirectly in, or be employed in any capacity by or on behalf of any Person engaged or seeking to engage in any CRO Business; or

(2)           perform services in competition with the CRO business of the Company as conducted on the Closing Date in the United States.

(ii)           If Buyer learns of any such violation of Section 5.14(a), it shall notify Seller promptly.  Seller then has a sixty (60) day period to investigate the matter and to report back to buyer if any violation has occurred.  If it has, Seller will cease the activity promptly.  If such violation has occurred, Buyer will be entitled to an accounting and repayment of the related net profits, compensation, commissions, remuneration or benefits which such Person received from such activity and such amount shall in no case whatsoever be more than the Earnout Payments made to Seller up to that date.

(iii)           Seller has carefully read and considered the provisions of this Section 5.14 and, having done so, agrees that the restrictions set forth herein (including, but not limited to, the time period of restriction and the geographical areas of restriction set forth in Section 5.14(a) above) are fair and reasonable and are reasonably required for the protection of the interest of Buyer.

(iv)         Seller represents that its assets are such that this Agreement does not deprive it from pursuing the unrestricted business activities that remain open to it.

(v)           In the event that, notwithstanding the foregoing, any of the provisions of subsection (a) of this Section 5.14 shall be held to be invalid or unenforceable, the remaining provisions thereof shall nevertheless continue to be valid and enforceable as though the invalid or unenforceable parts had not been included therein.  In the event that any provision of this Section 5.14 relating to time period and/or areas of restriction shall be declared by a court of competent jurisdiction to exceed the maximum time period or areas such court deems reasonable and enforceable, said time period and/or areas of restriction shall be deemed to become and thereafter be the maximum time period and/or areas which such court deems reasonable and enforceable.

Section 5.15  Non-Solicitation.  Both parties agree that for a period of two years after the Closing Date, they will not directly, indirectly, or through any other party solicit any of the employees of the other party to leave the services of such party and work for them; provided, however, that either party may place advertisements in various media and upon various job boards and may accept unsolicited applications from such employees.

Section 5.16   Exceptions to Non-Compete.  The Non-Compete described in Section 5.14 shall not in any manner whatsoever restrict the Seller or any of its Affiliates, officers, directors, employees or consultants from engaging in (a) non-CRO business, (ii) any contract research business for any of its NexMed clients, customers and partners or Affiliates relating to its drug development, drug delivery or biopharmaceutical businesses and (3) any business relating to the diagnostic kits business.

Section 5.17 Dr. Esber.  Seller agrees it will pay and be responsible for all remaining severance due Dr. Esber, including health and dental benefits (collectively, the “Severance Liability”) and the Severance Liability is not and will not become a liability of the Company or Buyer.

Section 5.18  Protection of Company Assets.  Seller represents and warrants that it has confidentially agreements (“Employee Confidentially Agreements”) in force between Seller and each of the following employees of Seller: Ed Cox, Dr. Henry Esber and Dr. Bassam Damaj.  Seller agrees to enforce the Employee Confidentially Agreements to protect the Company’s assets, including without limitation, the Intellectual Property, and Company is an intended third party beneficiary of the Employee Confidentially Agreements.

ARTICLE VI
Conditions to closing

Section 6.01 Conditions to Obligations of All Parties. The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfilment, at or prior to the Closing, of each of the following conditions:

(a)           No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

(b)           Seller shall have received all consents, authorizations, orders and approvals from the Governmental Authorities referred to in Section 3.05 and Buyer shall have received all consents, authorizations, orders and approvals from the Governmental Authorities referred to in Section 4.02, in each case, in form and substance reasonably satisfactory to Buyer and Seller, and no such consent, authorization, order and approval shall have been revoked.

Section 6.02 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfilment or Buyer's waiver, at or prior to the Closing, of each of the following conditions:

(a)           The representations and warranties of Seller contained in Article III shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect.

(b)           Seller shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c)           Buyer shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Seller, that each of the conditions set forth in Section 6.02(a) and Section 6.02(b) have been satisfied.

(d)           Buyer shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Seller certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Seller authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby.

(e)           Buyer shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Seller certifying the names and signatures of the officers of Seller authorized to sign this Agreement and the other documents to be delivered hereunder.

(f)           Seller shall have delivered, or caused to be delivered, to Buyer stock certificates evidencing the Shares, free and clear of Encumbrances, subject to the terms and conditions of the Security Agreement in the form attached hereto as Exhibit C, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank and with all required stock transfer tax stamps affixed (the “Security Agreement”).

(g)           Seller shall have entered into with Buyer a Transition Services Agreement substantially in the form attached here as Exhibit D, dated as of the date of the Closing and signed by Buyer providing for an interim period after the Closing Date during which Seller agrees to help Buyer transition the Company to Buyer, and the Buyer agrees to help the Seller with the divestiture of the Company (the “Transition Services Agreement”).

(h)           Seller shall have entered into with Buyer a Software License Agreement substantially in the form attached here as Exhibit E, dated as of the date of the Closing and signed by Seller providing for a royalty-free, non-exclusive license to the CRO data-base software of the Company as described therein (the “Software License Agreement”).

(i)           The Company, and/or Seller shall cause the Company, to permit Buyer reasonable access to, and make available for interviews, certain Employees of the Company, including, without limitation, the Vice President of Business Development, the former Executive Vice President of Business Development and the Director of Quotes; provided that, such access and interviews shall be conducted in such a manner not to unduly interfere with the normal business operations being conducted at the Company.

Section 6.03 Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfilment or Seller's waiver, at or prior to the Closing, of each of the following conditions:

(a)           The representations and warranties of Buyer contained in Article IV shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on Buyer's ability to consummate the transactions contemplated hereby.

(b)           Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c)           Seller shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Buyer, that each of the conditions set forth in Section 6.03(a) and Section 6.03(b) have been satisfied.

(d)           Seller shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Buyer certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Buyer authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby.

(e)           Seller shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Buyer certifying the names and signatures of the officers of Buyer authorized to sign this Agreement and the other documents to be delivered hereunder.

(f)           Buyer shall have delivered to Seller cash in an amount equal to the Purchase Price by wire transfer in immediately available funds, to an account or accounts designated at least two Business Days prior to the Closing Date by Seller in a written notice to Buyer.

(g)           Seller shall have received the Buyer Financial Statements, Buyer Business Plan and Buyer Projections as described in Section 4.08.

(h)           Seller shall have received a signed Security Agreement providing Seller with a first priority security interest in all of the assets including the Company and Buyer for a period of three (3) years from the Closing Date for Buyer and eight and one-half (8 and ½) years for the Company that is sold to Buyer herein.

(i)           Seller shall have entered into with Buyer the Transition Services Agreement.

(j)           Buyer shall have entered into with Seller a Trademark License Agreement substantially in the form attached here as Exhibit F, dated as of the date of the Closing and signed by Seller providing for a perpetual exclusive license to use the “Bio-Quant” trademark for Seller’s diagnostic kits business and all related businesses only, and the Buyer agrees to help the Seller with the divestiture of the Company (the “Trademark License Agreement”).

ARTICLE VII
Indemnification
Section 7.01 Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is two (2) years from the Closing Date. None of the covenants or other agreements contained in this Agreement shall survive the Closing Date other than those which by their terms contemplate performance after the Closing Date, and each such surviving covenant and agreement shall survive the Closing for the period contemplated by its terms. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved.

Section 7.02 Indemnification By Seller. Subject to the other terms and conditions of this Article VII, Seller shall indemnify Buyer against, and shall hold Buyer harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Buyer based upon, arising out of, with respect to or by reason of:

(a)           any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement; or

(b)           any breach or non-fulfilment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement.

Section 7.03 Indemnification By Buyer. Subject to the other terms and conditions of this Article VII, Buyer shall indemnify Seller against, and shall hold Seller harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Seller based upon, arising out of, with respect to or by reason of:

(a)           any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement; or

(b)           any breach or non-fulfilment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement.

Section 7.04 Certain Limitations. The party making a claim under this Article VII is referred to as the "Indemnified Party", and the party against whom such claims are asserted under this Article VII is referred to as the "Indemnifying Party". The indemnification provided for in Section 7.02 and Section 7.03 shall be subject to the following limitations:

(a)           The Indemnifying Party shall not be liable to the Indemnified Party for indemnification under Section 7.02 or Section 7.03, as the case may be, until the aggregate amount of all Losses in respect of indemnification under Section 7.02 or Section 7.03 exceeds $75,000 (the "Deductible"), in which event the Indemnifying Party shall only be required to pay or be liable for Losses in excess of the Deductible. With respect to any claim as to which the Indemnified Party may be entitled to indemnification under Section 7.02 or Section 7.03, as the case may be, the Indemnifying Party shall not be liable for any individual or series of related Losses which do not exceed $75,000 (which Losses shall not be counted toward the Deductible).

(b)           The Indemnified Party shall not be indemnified pursuant to Section 7.02 or Section 7.03, as the case may be, with respect to any Loss if the aggregate amount of all Losses for which the Indemnified Party has received indemnification pursuant to Section 7.02 or Section 7.03 has exceeded $500,000 during the first year after the Closing Date and $750,000 during the second year from the Closing Date.

(c)           Payments by an Indemnifying Party pursuant to Section 7.02 or Section 7.03 in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received or reasonably expected to be received by the Indemnified Party (or the Company) in respect of any such claim. The Indemnified Party shall use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses prior to seeking indemnification under this Agreement.

(d)           Payments by an Indemnifying Party pursuant to Section 7.02 or Section 7.03 in respect of any Loss shall be reduced by an amount equal to any Tax benefit realized or reasonably expected to be realized as a result of such Loss by the Indemnified Party.

(e)           In no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple.

(f)           Each Indemnified Party shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss.

(g)           Seller shall not be liable under this Article VII for any Losses based upon or arising out of any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement if Buyer had knowledge of such inaccuracy or breach prior to the Closing.

Section 7.05 Indemnification Procedures.

(a)           Third-Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any action, suit, claim or other legal proceeding made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a "Third-Party Claim") against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third-Party Claim at the Indemnifying Party's expense and by the Indemnifying Party's own counsel, and the Indemnified Party shall cooperate in good faith in such defense. In the event that the Indemnifying Party assumes the defense of any Third-Party Claim, subject to Section 7.05(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party's right to control the defense thereof. If the Indemnifying Party elects not to compromise or defend such Third-Party Claim or fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, the Indemnified Party may, subject to Section 7.05(b), pay, compromise, defend such Third-Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third-Party Claim. Seller and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available (subject to the provisions of Section 5.05) records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.

(b)           Settlement of Third-Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), except as provided in this Section 7.05(b). If a firm offer is made to settle a Third-Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third-Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within [ten] days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third-Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third-Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third-Party Claim, the Indemnifying Party may settle the Third-Party Claim upon the terms set forth in such firm offer to settle such Third-Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 7.05(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(c)           Direct Claims. Any claim by an Indemnified Party on account of a Loss which does not result from a Third-Party Claim (a "Direct Claim") shall be asserted by the Indemnified Party giving the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have 30 days after its receipt of such notice to respond in writing to such Direct Claim. During such 30-day period, the Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party's investigation by giving such information and assistance (including access to the Company's premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such 30-day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

Section 7.06 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

Section 7.07 Exclusive Remedies. Subject to Section 8.11, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from intentional fraud on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article VII. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article VII. Nothing in this Section 7.07 shall limit any Person's right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 8.11 or to seek any remedy on account of intentional fraud by any Person.

Section 7.08    Right of Offset During Indemnification Period.  In addition to any other remedy, Buyer and/or the Company shall be entitled, but shall not be obligated, to offset all claims for Losses against any obligation of Buyer or the Company to Seller now or hereafter existing during the Indemnification Period only, including, without limitation, the Purchase Price. However, prior to offsetting Losses hereunder against any obligation that Buyer and/or the Company has to Seller, Buyer agrees to provide to Seller thirty (30) days’ advance written notice of the existence of Losses and Buyer’s intent to offset Losses against the obligations owed to Seller. In the event that Seller objects to said offset within said thirty (30) day period, Buyer agrees to deposit into escrow with an independent escrow agent agreeable to both parties the amount of said offset to be held by said escrow agent until the dispute from which the offset arose (a) is voluntarily settled by the parties thereto; (b) is settled by final, binding arbitration in which the parties agree to participate; or (b) is the subject of a final non-appealable judgment of a court of law in legal proceeding between the parties. The parties agree that any escrow account set up as a result of the operation of this provision shall be interest-bearing at a market rate, with the interest payable to the successful party in said action.

ARTICLE VIII
Miscellaneous

Section 8.01 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 8.02 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.02):

If to Seller:	6330 Nancy Ridge Drive, Suite 103, San Diego, CA 92121 Facsimile: 858-866-0482 E-mail: rberholtz@apricusbio.com Attention: General Counsel

If to Buyer:	P.O. Box 910418, San Diego, CA 92191 Facsimile: (858) 605-5916 E-mail: sabunadi@biotoxsciences.com Attention: Chief Executive Officer

with a copy to:	Poisinelli Shughart PC One East Washington Street. Suite 1200 Phoenix, AZ 85004 Facsimile: 602-532-7236 E-mail: pguttilla@poisenelli.com Attention: Phillip Guttilla

Section 8.03 Interpretation. For purposes of this Agreement: (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Disclosure Schedules and Exhibits mean the Articles and Sections of, and Disclosure Schedules and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 8.04 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 8.05 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 8.06 Entire Agreement. This Agreement, the Exhibits and the Buyer and Seller Disclosure Schedules attached hereto constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement, the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 8.07 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 8.08 No Third-party Beneficiaries. Except as provided in Section 5.04 and Article VII, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8.09 Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 8.10 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a)           This Agreement shall be governed by and construed in accordance with the internal laws of the State of California without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of California.

(b)           ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF CALIFRONIA IN EACH CASE LOCATED IN THE CITY OF SAN DIEGO, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY'S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c)           EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.10(c).

Section 8.11 Specific Performance; Liquidated Damages. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.  Additionally, the parties hereto agree that in the event of a material breach of the covenants set forth in Section 5.13, which breach is not cured within thirty (30) days from receipt of a notice of breach by the Buyer or within sixty (60) days from the occurrence of the breach, whichever is sooner, then the Buyer shall, as liquidated damages and not as a penalty, be required to pay to Seller the remaining Minimum Annual Earn-Out Payments over the Earn-out Period, plus $500,000 per Applicable Year of the Earn-Out Period over the Earn-out Period (the “Accelerated Payment”).  The payment of the Accelerated Payment shall be credited against future payments that would otherwise be due under Section 2.02(b), but shall not relieve Buyer of any additional payment obligations that would arise under Section 2.02(b).  This Section is not intended for use by Buyer as a minimum Earnout payment clause in the case that Gross Revenues of the Company and the Buyer exceed those described in the Buyer Business Plan.  Seller shall have all other rights against Buyer in the case of such Accelerated  Payment is received that it is entitled to pursuant to this Agreement and in law or in equity.

Section 8.12 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 8.13 Non-recourse. This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, Affiliate, agent, attorney or other Representative of any party hereto or of any Affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim or Action based on, in respect of or by reason of the transactions contemplated hereby.

[The remainder of this page left intentionally blank]

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
SELLER
APRICUS BIOSCEINCES, INC.
By /s/ Bassam Damaj Name: Bassam Damaj Title: Chief Executive Officer

BUYER SAMM SOLUTIONS, INC. DBA BIOTOX SCIENCES By /s/ Sami Abunadi Name: Sami Abunadi Title: Chief Executive Officer